Wachovia Corporation
                              One Wachovia Center
                       301 South College Street, NC 0630
                     Charlotte, North Carolina 28288-0600


                               November 16, 2006



U.S. Securities and Exchange Commission
100 First Street N.E.
Washington, D.C.  20549
Attn:  Hanna T. Teshome, Esq.

       Re:  WDS Receivables LLC
       Registration Statement on Form S-3
       Filed October 18, 2006
       File No. 333-138043

Ladies and Gentlemen:

         Thank you for your letter dated November 9, 2006, addressed to Jeff
D. Blake of Wachovia Corporation ("Wachovia"), setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Registration Statement on Form S-3 of WDS Receivables LLC ("WDS"), filed with the Commission on October 18, 2006.

         To facilitate the Staff's review, we have keyed our responses to the headings and numbered comments used in the Staff's comment letter. Our responses follow each comment in bold-faced text.

Registration Statement on Form S-3
----------------------------------

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-baked securities involving the same asset class as this offering.

         Response: By letters dated April 6, 2006 and April 25, 2006, from Michael McElroy, Esq., of Orrick, Herrington and Sutcliffe LLP, on behalf of, in relevant part, Wachovia and Pooled Auto Securities Shelf LLC ("PASS"), an affiliate of WDS and Wachovia and the prior depositor for the Wachovia-sponsored auto receivable securitizations, respectively addressed to Mr. David Lynn, Esq., Chief



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U.S. Securities and Exchange Commission
November 16, 2006
Page 2


         Counsel of the Division of Corporation Finance of the Commission and to Mr. Jeffrey Cohan, Esq., Special Counsel, Office of the Chief Counsel of the Division of Corporation Finance of the Commission, Wachovia requested that the Commission not object to Wachovia and its affiliates using Form S-3, specifically with respect to their eligibility under General Instruction I.A.4.

         Relief was requested because, in the course of diligence with respect the reporting obligations of Wachovia and its affiliates, under the Securities Exchange Act of 1934 (the "Exchange Act"), it was discovered that the monthly distribution date statement for December 2005 (the "December 2005 Filing") for Wachovia Auto Owner Trust 2005-A had not been filed within 15 days of the distribution date that occurred on December 20, 2005.

         The late filing resulted from the occurrence of two incidents: (i) the Wachovia employee primarily (the "Primary Employee") responsible for filing Exchange Act reports for PASS left Wachovia on December 19, 2005 and (ii) on December 30, 2005, Wachovia consummated the sale of its corporate trust and institutional custody businesses (the "Trust Business"), which had undertaken the Exchange Act reporting responsibilities for Wachovia Auto Owner Trust 2005-A, to U.S. Bank, National Association ("U.S. Bank"). As a result of the sale of the Trust Business, the responsibility for filing PASS's Exchange Act reports for Wachovia Auto Owner Trust 2005-A and certain other entities was transferred to U.S. Bank. Due to the Primary Employee's departure and the sale of the Trust Business, there was discontinuity in the Exchange Act reporting for Wachovia Auto Owner Trust 2005-A, and the December 2005 Filing was not timely made. U.S. Bank discovered the late filing when the responsibilities for PASS's Exchange Act reports for Wachovia Auto Owner Trust 2005-A and certain other entities were assumed by one of U.S. Bank's current employees. The December 2005 monthly distribution date statement for Wachovia Auto Owner Trust 2005-A was filed on January 6, 2006. Following discovery of the late filing, Wachovia, PASS and their respective affiliates installed procedures designed to insure that all Exchange Act reports are filed on a timely basis, outlined in greater detail in the above-referenced letters.

         On April 28, 2006, Wachovia was informed by Jeffrey Cohan, Esq., Special Counsel, Office of the Chief Counsel of the Division of Corporation Finance of the Commission, that the Commission would not object to the filing of a registration statement on Form S-3 by Wachovia, PASS or their respective affiliates.

         A list of WDS's affiliates that offer asset-backed securities involving the same asset class as this offering and their respective CIK codes is included below. Except as disclosed above, each of the following entities is in compliance with its Exchange Act reporting requirements:


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U.S. Securities and Exchange Commission
November 16, 2006
Page 3



         ---------------------------------------------------- --------------------------------
                 Name of Issuing Entity                                    CIK
         ---------------------------------------------------- --------------------------------
         Wachovia Auto Owner Trust 2004-A                               0001297164
         ---------------------------------------------------- --------------------------------
         Wachovia Auto Owner Trust 2004-B                               0001302571
         ---------------------------------------------------- --------------------------------
         Wachovia Auto Owner Trust 2005-A                               0001327456
         ---------------------------------------------------- --------------------------------
         Wachovia Auto Owner Trust 2005-B                               0001346097
         ---------------------------------------------------- --------------------------------
         Wachovia Auto Owner Trust 2006-A                               0001366141
         ---------------------------------------------------- --------------------------------
         WFS Financial 1996-A Owner Trust                               0001010920
         ---------------------------------------------------- --------------------------------
         WFS Financial 1996-B Owner Trust                               0001003844
         ---------------------------------------------------- --------------------------------
         WFS Financial 1996-C Owner Trust                               0001003846
         ---------------------------------------------------- --------------------------------
         WFS Financial 1996-D Owner Trust                               0001024776
         ---------------------------------------------------- --------------------------------
         WFS Financial 1997-A Owner Trust                               0001003842
         ---------------------------------------------------- --------------------------------
         WFS Financial 1997-B Owner Trust                               0001038239
         ---------------------------------------------------- --------------------------------
         WFS Financial 1997-C Owner Trust                               0001043436
         ---------------------------------------------------- --------------------------------
         WFS Financial 1997-D Owner Trust                               0001047775
         ---------------------------------------------------- --------------------------------
         WFS Financial 1998-A Owner Trust                               0001053705
         ---------------------------------------------------- --------------------------------
         WFS Financial 1998-B Owner Trust                               0001060355
         ---------------------------------------------------- --------------------------------
         WFS Financial 1998-C Owner Trust                               0001066093
         ---------------------------------------------------- --------------------------------
         WFS Financial 1999-A Owner Trust                               0001070390
         ---------------------------------------------------- --------------------------------
         WFS Financial 1999-B Owner Trust                               0001070391
         ---------------------------------------------------- --------------------------------
         WFS Financial 1999-C Owner Trust                               0001087852
         ---------------------------------------------------- --------------------------------
         WFS Financial 2000-A Owner Trust                               0001123228
         ---------------------------------------------------- --------------------------------
         WFS Financial 2000-B Owner Trust                               0001123229
         ---------------------------------------------------- --------------------------------
         WFS Financial 2000-C Owner Trust                               0001123230
         ---------------------------------------------------- --------------------------------


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U.S. Securities and Exchange Commission
November 16, 2006
Page 4

         ---------------------------------------------------- --------------------------------
         WFS Financial 2000-D Owner Trust                               0001129719
         ---------------------------------------------------- --------------------------------
         WFS Financial 2001-A Owner Trust                               0001133859
         ---------------------------------------------------- --------------------------------
         WFS Financial 2001-B Owner Trust                               0001141070
         ---------------------------------------------------- --------------------------------
         WFS Financial 2001-C Owner Trust                               0001157383
         ---------------------------------------------------- --------------------------------
         WFS Financial 2002-1 Owner Trust                               0001176350
         ---------------------------------------------------- --------------------------------
         WFS Financial 2002-2 Owner Trust                               0001176351
         ---------------------------------------------------- --------------------------------
         WFS Financial 2002-3 Owner Trust                               0001180795
         ---------------------------------------------------- --------------------------------
         WFS Financial 2002-4 Owner Trust                               0001206816
         ---------------------------------------------------- --------------------------------
         WFS Financial 2003-1 Owner Trust                               0001222228
         ---------------------------------------------------- --------------------------------
         WFS Financial 2003-2 Owner Trust                        0001232228 and 0001234068
         ---------------------------------------------------- --------------------------------
         WFS Financial 2003-3 Owner Trust                               0001260491
         ---------------------------------------------------- --------------------------------
         WFS Financial 2003-4 Owner Trust                               0001270372
         ---------------------------------------------------- --------------------------------
         WFS Financial 2004-1 Owner Trust                               0001280704
         ---------------------------------------------------- --------------------------------
         WFS Financial 2004-2 Owner Trust                               0001291244
         ---------------------------------------------------- --------------------------------
         WFS Financial 2004-3 Owner Trust                               0001299467
         ---------------------------------------------------- --------------------------------
         WFS Financial 2004-4 Owner Trust                               0001306785
         ---------------------------------------------------- --------------------------------
         WFS Financial 2005-1 Owner Trust                               0001315295
         ---------------------------------------------------- --------------------------------
         WFS Financial 2005-2 Owner Trust                               0001321982
         ---------------------------------------------------- --------------------------------
         WFS Financial 2005-3 Owner Trust                               0001334022
         ---------------------------------------------------- --------------------------------


2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

         Response: We hereby confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus. In addition,


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U.S. Securities and Exchange Commission
November 16, 2006
Page 5

         finalized agreements will be filed pursuant to a current report on Form 8-K within the timeframes required by Regulation AB and the Form 8-K rules.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

         Response: We hereby confirm that unqualified legal and tax opinions will be filed at the time of each takedown.

4. Please also note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

         Response: We hereby confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in any takedown off of the registration statement.

Base Prospectus

Credit or Cash Flow Enhancement, page 7

5. Though you reference guaranteed rate agreements on page 8 of the summary, you do not provide a detailed description elsewhere in the base. Please revise your disclosure to provide a general description of guaranteed rate agreements.

         Response: We have removed the reference to guaranteed rate agreements on page 8 of the summary and have not, therefore, otherwise revised the disclosure.

Floating Rate Securities, page 32

6. You state that the base rate of interest on the floating rate securities may be based on "another rate or rates set forth in the prospectus supplement." Please note that the base prospectus should include structural features reasonably contemplated in an actual takedown. In addition, please confirm that interest rate will be based on an index or referenced asset or instrument that is debt-like. Please refer to Section III.A.2. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905).

         Response: We have removed the reference to "another rate or rates set forth in the prospectus supplement" such that the terms of any floating rate specified in the prospectus supplement will be consistent with the summary provided on page 32 of the base prospectus. In addition, we hereby confirm that any interest rate will be based on an index or referenced asset or instrument that is debt-like.

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U.S. Securities and Exchange Commission
November 16, 2006
Page 6


Signatures

7. The registration statement must be signed by the depositor, the depositor's principal executive officer, principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor's board of directors. Please revise the signature page accordingly.

         Response: We have revised the signature page to include the requested references.

         We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at 704-383-2556.

                                          Sincerely,


                                          /s/ Jeff D. Blake
                                          Jeff D. Blake, Esq.